Exhibit 99.1

Sierra Metals Reports 2021 Production Results, 2022 Guidance to Be Provided With Year-End Financial Results

(All $ figures reported in USD)

  Consolidated mill throughput increased 3% mainly due to higher throughput at Yauricocha and Cusi. Lower throughput at Bolivar.
  Copper equivalent production decreased 24% in 2021 compared to 2020, due to lower grades and COVID-19 related operational difficulties during the year.

TORONTO--(BUSINESS WIRE)--January 24, 2022--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) is pleased to report fourth quarter 2021 and full year 2021 production results, which include results from Sierra Metals’ three underground mines: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver mines in Mexico.

Luis Marchese, CEO of Sierra Metals, commented: “2021 has been quite a difficult year for the company. Declining grades were coupled with unprecedented COVID-related operational difficulties at our three operations. For 2022, although Cusi and Yauricocha are approaching normalized operations and staffing, Bolivar needs to accelerate infill drilling and mine development in order to increase the availability of ore during the first six months of 2022.”

As stated during Q3 2021 financial results, there were several operational issues at the Bolivar Mine, including lack of equipment and decreased workforce availability which impacted mine development, infill drilling and head grades. Bolivar’s fourth quarter production reflects the continued challenges due to these temporary factors and consequently, consolidated production was below guidance for the year. While efforts are underway to normalize operations, we maintain our expectation that it will take at least until the end of Q2 2022 to catch up. Additionally, we recognize that Sierra Metals is currently experiencing the early effects of the latest wave of COVID-19 infections. While it is too soon to determine the impact of this latest wave, we anticipate reduced workforce levels at our operations in both Peru and Mexico during Q1 and potentially into Q2.”

He concluded, “For these reasons, Sierra Metals has decided to postpone the issuance of its 2022 production and cost guidance until March 16, 2022 at the time of publishing our year-end financial results. It is our intention to provide guidance when we are able to provide accurate and more meaningful targets. At this time, our focus remains the health and safety of our employees and communities. We will continue to overcome the obstacles presented due to the lagging effect of COVID-19 on our workforce, community, suppliers and service providers; which has had an impact both directly and indirectly on our operations. We remain confident that once these challenges are behind us, we can look forward to making progress on exploration initiatives as well as projects to advance our efficiencies and take full advantage of growth opportunities across each of our operations.”

2021 Consolidated Production Highlights

  Copper production of 31.8 million pounds; a 28% decrease from 2020
  Zinc production of 79.3 million pounds; a 3% decrease from 2020
  Lead production of 30.8 million pounds; a 7% decrease from 2020
  Silver production of 3.5 million ounces; a 2% increase from 2020
  Gold production of 9,572 ounces; a 30% decrease from 2020
  Total of 2.9 million ore tonnes processed; a 3% increase from 2020
  Consolidated copper equivalent production of 89.9 million pounds; a decrease of 24% from 2020

The Company achieved annual throughput that was 3% higher than the 2020 annual throughput.

Fourth Quarter 2021 Production Highlights

  Copper production of 6.1 million pounds; a 43% decrease from Q4 2020
  Zinc production of 14.9 million pounds; a 31% decrease from Q4 2020
  Lead production of 6.0 million pounds; a 21% decrease from Q4 2020
  Silver production of 0.8 million ounces; a 13% decrease from Q4 2020
  Gold production of 1,863 ounces; a 45% decrease from Q4 2020

Consolidated quarterly ore throughput of 590,057 tonnes decreased by 24% over Q4 2020, mainly due to the 41% decline in the Bolivar Q4 2021 throughput, as the mine continued to face the residual issues of the COVID restrictions. Quarterly throughput at the Yauricocha mine declined 11% as compared to Q4 2020. The 2021 average annual permitted capacity for Yauricocha is calculated as a weighted average of the original capacity of 3,000 tonnes per day (“tpd) and the increased capacity of 3,600 tpd (as of June 16, 2021). Operating at a rate of more than 3,700 tpd for the first nine months of the year, the mine attained this maximum annual permitted capacity before the end of the year. Mine operations were halted a few days before year end resulting in Q4 2021 Yauricocha production being lower than Q4 2020.

Copper equivalent production at Yauricocha declined 32% during Q4 2021 due to a 11% decrease in quarterly throughput combined with lower head grades and recoveries, except for gold and copper. Bolivar Q4 2021 throughput, which was significantly impacted by COVID and its impact on mine development, was 41% lower than Q4 2020. Lower throughput combined with negative variances in grades resulted in 65% lower copper equivalent production from Bolivar in Q4 2021 as compared to Q4 2020.

Q4 2021 silver equivalent production at the Cusi mine was 21% higher than Q4 2020, driven by the 3% higher throughput and higher grades for all metals during the quarter as compared to Q4 2020.

Consolidated Production Results

Consolidated Production	Three Months Ended December 31,			Twelve Months Ended December 31,
	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed	590,057	778,236	-24%	2,902,220	2,828,877	3%
Daily throughput	6,743	8,894	-24%	8,292	8,083	3%

Silver production (000 oz)	805	922	-13%	3,527	3,465	2%
Copper production (000 lb)	6,071	10,626	-43%	31,757	44,262	-28%
Lead production (000 lb)	6,011	7,630	-21%	30,816	32,972	-7%
Zinc production (000 lb)	14,913	21,612	-31%	79,281	81,868	-3%
Gold Production (oz)	1,863	3,363	-45%	9,572	13,771	-30%

Copper equivalent pounds (000's)(1)(2)	17,841	29,267	-39%	89,926	118,214	-24%

(1)	Copper equivalent pounds for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Copper equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Copper equivalent pounds for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Copper equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.
(2)	In August 2021, the Company revised its annual production guidance to 110 million to 115 million copper equivalent pounds, using the following budgeted metal prices: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb and $1,936/oz Au. For direct comparison, the full year 2021 copper equivalent production calculated at same metal prices is 102.7 million pounds.

Yauricocha Mine, Peru

The Yauricocha mine Q4 2021 production was 11% lower than Q4 2020, as the 3,700 tpd throughput rate in the first nine months of the year allowed the mine to achieve its annual permitted capacity during December causing the mine to halt operations before the end of the year. The mine received its Informe Tecnico Minero (“ITM”) permit in June 2021, allowing for an operating capacity of 3,600 tpd. Copper equivalent metal production in Q4 2021 decreased by 32% due to lower throughput and lower head grades, due to the inability to mine in the higher-grade zones.

Yauricocha’s annual throughput was 1,256,847 tonnes, representing an increase of 12% as compared to the 2020 annual production. While the mine’s operational flexibility allowed for an increase in the throughput, accessing targeted grades remained a challenge throughout the year due to the regulatory limitations to access some of the high-grade ore bodies. Metal production declined as the higher throughput partially compensated for lower grades. Year over year copper equivalent production decreased 21% in 2021 compared to the prior year. 2021 annual production of silver, copper, lead, zinc and gold declined by 5%, 25%, 8%, 3% and 5% respectively compared to 2020 annual production.

A summary of production from the Yauricocha Mine for Q4 2021 has been provided below:

Yauricocha Production	Three Months Ended December 31,			Twelve Months Ended December 31,
	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed	277,531	311,946	-11%	1,256,847	1,117,860	12%
Daily throughput	3,172	3,565	-11%	3,591	3,194	12%

Silver grade (g/t)	51.34	53.74	-4%	55.01	61.55	-11%
Copper grade	0.82%	0.95%	-14%	0.74%	1.08%	-31%
Lead grade	1.03%	1.15%	-10%	1.18%	1.45%	-19%
Zinc grade	2.82%	3.59%	-21%	3.23%	3.77%	-14%
Gold Grade (g/t)	0.53	0.57	-7%	0.48	0.61	-21%

Silver recovery	72.26%	79.80%	-9%	77.21%	81.53%	-5%
Copper recovery	76.44%	72.69%	5%	72.92%	74.20%	-2%
Lead recovery	86.55%	88.82%	-3%	88.76%	88.63%	0%
Zinc recovery	86.53%	87.62%	-1%	88.59%	88.13%	1%
Gold Recovery	20.24%	19.34%	5%	21.03%	19.72%	7%

Silver production (000 oz)	331	430	-23%	1,716	1,803	-5%
Copper production (000 lb)	3,836	4,759	-19%	14,856	19,726	-25%
Lead production (000 lb)	5,430	7,040	-23%	29,113	31,605	-8%
Zinc production (000 lb)	14,913	21,612	-31%	79,281	81,868	-3%
Gold Production (oz)	957	1,112	-14%	4,059	4,292	-5%

Copper equivalent pounds (000's)(1)	12,567	18,373	-32%	59,470	75,079	-21%

(1)	Copper equivalent pounds for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Copper equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Copper equivalent pounds for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Copper equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.

Bolivar Mine, Mexico

During the year 2021, the impacts of COVID-19 have been more noticeable at the Bolivar mine. A reduced workforce resulted in delays in infill drilling, mine development and services. The mine also faced high turnover in middle management and senior management personnel during the year, which impacted production performance.

The Bolivar mine processed 227,722 tonnes of ore in Q4 2021, a 41% decrease as compared to the Q4 2020 throughput. Grades were also negatively impacted by the lack of development and limited infill drilling information, which necessitated the launch of an upgraded new infill drilling and mine development program in Q4 2021. Copper equivalent production declined 65% as compared to Q4 2020.

Annual throughput at Bolivar was 1,349,602 tonnes, or a 9% decrease from the 2020 annual throughput, due to the afore-mentioned reasons. Copper equivalent production for the full year 2021 declined 38% as compared to full year 2020.

A summary of production for the Bolivar Mine for Q4 2021 has been provided below:

Bolivar Production	Three Months Ended December 31,			Twelve Months Ended December 31,
	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed (t)	227,722	383,607	-41%	1,349,602	1,480,588	-9%
Daily throughput	2,603	4,384	-41%	3,856	4,230	-9%

Copper grade	0.55%	0.79%	-30%	0.72%	0.87%	-17%
Silver grade (g/t)	9.52	14.50	-34%	15.49	19.61	-21%
Gold grade (g/t)	0.11	0.25	-56%	0.16	0.29	-45%

Copper recovery	80.79%	88.21%	-8%	79.28%	86.76%	-9%
Silver recovery	82.34%	83.44%	-1%	81.95%	82.73%	-1%
Gold recovery	78.32%	64.41%	22%	68.88%	64.07%	8%

Copper production (000 lb)	2,235	5,867	-62%	16,901	24,536	-31%
Silver production (000 oz)	57	149	-62%	551	772	-29%
Gold production (oz)	634	2,017	-69%	4,751	8,860	-46%

Copper equivalent pounds (000's)(1)	2,800	8,091	-65%	22,207	35,804	-38%

(1)	Copper equivalent pounds for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Copper equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Copper equivalent pounds for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Copper equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.

Cusi Mine, Mexico

Q4 2021 throughput at the Cusi mine was 84,804 tonnes or 3% higher than the Q4 2020 throughput. Grades for Q4 2021 were higher for all metals, as the mine continued to operate in the high-grade Northeast Southwest vein system.

Annual production at the Cusi Mine was 295,771 tonnes in 2021, which was 28% higher than 2020, as the mine operated for the full twelve months in 2021 as compared to 2020, when Cusi lost more than a quarter’s production due to the COVID-driven care and maintenance. Higher throughput and grades resulted in silver equivalent production which was 21% higher for Q4 2021 and 38% higher for the full year 2021, as compared to the corresponding periods of the prior year.

A summary of production for the Cusi Mine for Q4 2021 has been provided below:

Cusi Production	Three Months Ended December 31,			Twelve Months Ended December 31,
	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed (t)	84,804	82,683	3%	295,771	230,429	28%
Daily throughput(2)	969	945	3%	845	658	28%

Silver grade (g/t)	179.07	160.62	11%	159.74	149.62	7%
Gold grade (g/t)	0.21	0.19	11%	0.18	0.18	0%
Lead grade	0.39%	0.28%	39%	0.32%	0.29%	10%

Silver recovery (flotation)	85.52%	80.37%	6%	82.98%	80.32%	3%
Gold recovery (lixiviation)	47.29%	46.73%	1%	45.05%	45.75%	-2%
Lead recovery	80.69%	82.79%	-3%	81.78%	82.40%	-1%

Silver production (000 oz)	417	343	22%	1,260	890	42%
Gold production (oz)	272	234	16%	762	619	23%
Lead production (000 lb)	581	590	-2%	1,703	1,367	25%

Silver equivalent ounces (000's)(1)	465	383	21%	1,382	998	38%

(1)	Silver equivalent ounces for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Silver equivalent ounces for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Silver equivalent ounces for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
+1 (416) 366-7777